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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 51)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
       (Title of class of securities)                             (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  APRIL 1, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

------------------------------------         -----------------------------------
CUSIP No.  87927W10                    13D                          Page 2 of 8
------------------------------------         -----------------------------------

-----------------  -------------------------------------------------------------
       1           NAME OF REPORTING PERSON         PIRELLI & C. S.p.A.
                   I.R.S. IDENTIFICATION NO.        Not Applicable
                   OF ABOVE PERSON
-----------------  -------------------------------------------------------------
       2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)[X]
                                                                        (b)[_]
-----------------  -------------------------------------------------------------
       3           SEC USE ONLY
-----------------  -------------------------------------------------------------
       4           SOURCE OF FUNDS:                             BK, WC
-----------------  -------------------------------------------------------------
       5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
-----------------  -------------------------------------------------------------
       6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Italy
-----------------  -------------------------------------------------------------
                         7            SOLE VOTING POWER:           182,113,185
    NUMBER OF
     SHARES        -----------------  ------------------------------------------
  BENEFICIALLY           8            SHARED VOTING POWER:         2,407,345,359
    OWNED BY                                                        (See Item 5)
      EACH         -----------------  ------------------------------------------
    REPORTING            9            SOLE DISPOSITIVE POWER:        182,113,185
  PERSON WITH
                   -----------------  ------------------------------------------
                        10            SHARED DISPOSITIVE POWER:    2,407,345,359
                                                                    (See Item 5)
-----------------  -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY          2,589,458,544
                   REPORTING PERSON:
-----------------  -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAI
                   SHARES:                                              [_]
-----------------  -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    19.35%

-----------------  -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:             CO
-----------------  -------------------------------------------------------------

------------------------------------         -----------------------------------
CUSIP No.  87927W10                    13D                          Page 3 of 8
------------------------------------         -----------------------------------

-----------------  -------------------------------------------------------------
       1           NAME OF REPORTING PERSON         OLIMPIA S.p.A.
                   I.R.S. IDENTIFICATION NO.        Not Applicable
                   OF ABOVE PERSON
-----------------  -------------------------------------------------------------
       2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)[X]
                                                                        (b)[_]
-----------------  -------------------------------------------------------------
       3           SEC USE ONLY
-----------------  -------------------------------------------------------------
       4           SOURCE OF FUNDS:                             WC
-----------------  -------------------------------------------------------------
       5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
-----------------  -------------------------------------------------------------
       6           CITIZENSHIP OR PLACE OF ORGANIZATION:                  Italy
-----------------  -------------------------------------------------------------
                         7            SOLE VOTING POWER:           0
    NUMBER OF
     SHARES        -----------------  ------------------------------------------
  BENEFICIALLY           8            SHARED VOTING POWER:         2,407,345,359
    OWNED BY                                                        (See Item 5)
      EACH         -----------------  ------------------------------------------
    REPORTING            9            SOLE DISPOSITIVE POWER:        0
  PERSON WITH
                   -----------------  ------------------------------------------
                        10            SHARED DISPOSITIVE POWER:    2,407,345,359
                                                                    (See Item 5)
-----------------  -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY          2,407,345,359
                   REPORTING PERSON:                                (See Item 5)
-----------------  -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAI
                   SHARES:                                              [_]
-----------------  -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    17.99%
                                                                    (See Item 5)
-----------------  -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:             CO
-----------------  -------------------------------------------------------------

            This Amendment No. 51 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

            Pirelli & C., Olimpia, Sintonia S.p.A. (which, it publicly announced on March 9, 2007, has replaced Edizione Holding in various shareholders agreements relating to Olimpia) and Sintonia S.A. (which, according to Sintonia S.p.A.'s public announcement, is the new name of Edizione Finance) are members of a group with respect to the Telecom Italia Shares. (By virtue of the 2006 Shareholders Agreement described in Amendment No. 45 to the Statement on
Schedule 13D, Assicurazioni Generali S.p.A. and Mediobanca S.p.A. may also be deemed to be members of that group.) This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Sintonia S.p.A., its predecessor Edizione Holding or Sintonia S.A. has been provided by the nominating person or by such nominee director or officer.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------
            On April 1, 2007, Pirelli & C issued a press release announcing, among other things, that it has entered into exclusive negotiations with AT&T Inc. and America Movil S.A. for the sale of a participation equal to one-third of the share capital of Olimpia to each of the two companies. A copy of the press release is attached as Exhibit 110.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         ---------------------------------------------------------------------

            The information contained Item 4 and the press release attached as
Exhibit 110 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

110.     Press Release, dated as of April 1, 2007, issued by Pirelli & C.




                               Page 4 of 8 pages

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2007

                               PIRELLI & C. S.p.A.


                                    By:    /s/ Anna Chiara Svelto
                                       -----------------------------------
                                       Name:  Anna Chiara Svelto
                                       Title: Attorney-in-fact


                                 OLIMPIA S.p.A.


                                    By:    /s/ Luciano Gobbi
                                       -----------------------------------
                                       Name:  Luciano Gobbi
                                       Title: Director and Attorney-in-fact








                               Page 5 of 8 pages

                                                                     EXHIBIT 110

                                  EXHIBIT INDEX

Exhibit No.
-----------

110.        Press Release, dated as of April 1, 2007, issued by Pirelli & C.










                               Page 6 of 8 pages

                                                                     Exhibit 110
                                                                     -----------


                                 [Pirelli Logo]

                                  PRESS RELEASE
                MEETING OF THE BOARD OF DIRECTORS OF PIRELLI & C.
                                      SPA:
                PIRELLI: RECEIVED PROPOSALS FROM AT&T AND AMERICA
                MOVIL FOR THE PURCHASE OF ONE THIRD EACH OF THE
                               CAPITAL OF OLIMPIA
                     MANDATE TO THE CHAIRMAN TO PROCEED WITH
                                  NEGOTIATIONS
              TELECOM ITALIA SHARES HELD BY OLIMPIA VALUED AT 2.82
                                 EUROS PER SHARE
               RIGHT OF FIRST REFUSAL FOR MEDIOBANCA AND GENERALI:
                EXECUTION OF THE TRANSACTION IS SUBJECT TO WAIVER
               PIRELLI AND SINTONIA HAVE A PUT OPTION ON REMAINING
                                      STAKE
                      EXCLUSIVE NEGOTIATIONS UNTIL 30 APRIL

Milan, 1 April 2007 - The Board of Directors of Pirelli & C. S.p.A. met today, due to receipt by the Company of two proposals for the purchase of two stakes in the capital of Olimpia, from U.S.-based telecommunications company AT&T and Mexican mobile phone operator America Movil.
The proposals are for the acquisition, by each of the two companies, of a participation equal to one third of the share capital of Olimpia.

The Board of Directors of Pirelli & C. evaluated the proposals favorably, giving a mandate to the Chairman to proceed in the negotiations of the relative agreements in the best interest of the Company and of all its shareholders and to ask for the Board's approval of the definitive terms of the transaction.
The valuation of the stakes in Olimpia which are the object of the possible sale would be based on a price per Telecom Italia share equal to 2.82 euros, minus the net debt of Olimpia on the closing date of the transaction, subject to the satisfaction of the terms of the proposal.

The right of first refusal on the Olimpia shares is recognized to Mediobanca and Generali, pursuant to the shareholders' agreement dated 18 October 2006. The execution of the transaction is therefore subject to the lack of exercise of such right of first refusal. Should the right be exercised, an indemnification equal to 16 million euros will be payable to each of AT&T and America Movil.



                               Page 7 of 8 pages

In the case the transaction is brought to conclusion, the share capital of Olimpia will be equally subdivided into three quotas among AT&T, America Movil (in conjunction with Telefonos de Mexico S.A.B) and the current shareholders, Pirelli & C. and Sintonia. The proposal foresees that, at the outcome of the acquisition, no shareholders' agreement be stipulated among AT&T and America Movil and Pirelli / Sintonia, whose rights will be regulated exclusively by the by-laws of the company.

AT&T and America Movil have also expressed their availability to grant to Pirelli and Sintonia a put option on the participation in Olimpia remaining in their possession and on the Telecom Italia shares they own directly (1.36% of ordinary capital for Pirelli, 0.22% for Sintonia), which may be exercised after a year from the acquisition, at the same price recognized at the time of purchase of the original stakes.

The proposals have a duration up to 30 April 2007 and, unless otherwise agreed, they will expire if within that date the relevant purchase agreements have not been executed. Until that date, Pirelli will be bound by an exclusivity obligation in favor of AT&T and America Movil.

The transaction will be subject to certain conditions, among which the favorable completion of the due diligence, the execution of contractual agreements for the transfer of the shares, obtaining of authorizations from competent authorities, and approval by the respective boards of directors of AT&T, America Movil and Pirelli.

                                       ***
         Pirelli Press Office: +39 02 85354270 - pressoffice@pirelli.com
          Pirelli Investor Relations: +39 02 64422949 - ir@pirelli.com
                                 www.pirelli.com
                                 ---------------








                               Page 8 of 8 pages